Exhibit 1.01

NTT DOCOMO Group’s Conflict Minerals Report

Pursuant to the Securities Exchange Act of 1934, Rule 13p-1

This report is NTT DOCOMO Group’s Conflict Minerals Report for 2015, in accordance with the provisions of Rule 13p-1 of the Securities Exchange Act of 1934 (“Rule 13p-1”). However, this report excludes conflict minerals that were located outside of the Supply Chain of NTT DOCOMO Group prior to January 31, 2013. Numerous terms used in this report are defined in Rule 13p-1 and Form SD, as well as the Securities Exchange Act of 1934, Release No. 34-67716 (August 22, 2012).

In accordance with Rule 13p-1, NTT DOCOMO Group conducted due diligence to determine whether conflict minerals in NTT DOCOMO Group product category was DRC conflict-free.

In terms of the supply chain, the products and manufactured goods that NTT DOCOMO Group sells are at the furthest point downstream from the mining of conflict minerals. In other words, NTT DOCOMO Group itself does not purchase unprocessed ore or unrefined conflict minerals from anywhere, including the Covered Countries. It is difficult to identify with confidence the location of origin (mine location) of conflict minerals once the raw ore has been smelted, refined and converted into other forms containing conflict materials, such as ingots and bars. The smelters and refiners are the point at which the unprocessed ore is concentrated, and NTT DOCOMO Group believes that the smelters and refiners are in the best position in the supply chain to identify the origin of ore mining.

NTT DOCOMO Group’s due diligence process was conducted in good faith and was designed to be compliant with a nationally or internationally recognized due diligence framework, based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) and related supplements on individual conflict minerals.

NTT DOCOMO Group’s due diligence method was as follows:

•	Conduct a survey of tier 1 suppliers in its supply chain using the CFSI Conflict Minerals Reporting Template. The purpose of the survey is to identify those smelters and refiners supplying refined conflict minerals for use in NTT DOCOMO Group’s own manufactured goods or other products.

•	Compare smelters and refiners identified through the supply chain survey against smelters and refiners designated as “DRC conflict free” on the basis of an independent third-party audit of conflict minerals (lists of tantalum, tin, tungsten and gold smelters/refiners published by the CFSI through its Conflict-Free Smelter (CFS) program).

The due diligence efforts referred to above which were performed by NTT DOCOMO Group were designed to identify the smelters and refiners of conflict minerals supplying conflict minerals to NTT DOCOMO Group’s suppliers. NTT DOCOMO Group also held an explanatory meeting with its suppliers prior to surveying these suppliers. Where the responses to the surveys were assessed as indicating that the conflict mineral did not originate in one of the Covered Countries, NTT DOCOMO Group reviewed the validity of the responses.

NTT DOCOMO Group requested a conflict minerals survey from each of its tier 1 suppliers, of which 100% (based on the aggregate number of suppliers) responded. The results revealed that certain products that include conflict minerals had certain of these conflict minerals sourced from countries other than the Covered Countries.

However, in evaluating the totality of the responses, it seems that, in many cases, it was difficult to obtain sufficient information from suppliers or other information sources to determine whether or not the conflict minerals used in its products originated in the Covered Countries, and even when such information was obtained in respect of a supplier, in many cases it was difficult to ascertain whether or not such conflict minerals were from recycled or scrap sources and whether or not such conflict minerals were used to finance armed groups. In many cases, the supplier responses did not provide the identity of the smelter or refiner processing the conflict mineral, or the responses indicated that the relevant supplier, or the smelter or refiner from which such tier 1 supplier sources conflict minerals, were unable to source the conflict minerals ultimately used in NTT DOCOMO Group’s products, and no definitive information was available to properly assess whether proceeds from such conflict minerals were used to finance armed groups, as all of the foregoing information was still under investigation. Furthermore, it was difficult in many cases for NTT DOCOMO Group to obtain sufficient information from its survey participants regarding the sourcing of the conflict minerals used in its products.

Accordingly, NTT DOCOMO Group could not determine the source of the conflict minerals used in the following products.

•	Mobile phones [ using tantalum, tin, gold and tungsten ]

•	Smartphones [ using tantalum, tin, gold and tungsten ]

NTT DOCOMO Group is not required to obtain an independent private sector audit for this Conflict Minerals Report.

Throughout the specified period, NTT DOCOMO Group implemented the following measures as improvement initiatives:

•	In order to improve the smelter and refiner identification rate of its suppliers, NTT DOCOMO Group implemented the survey in cooperation with its key suppliers (for example, by visiting suppliers and providing feedback on the survey results in order to identify obstacles and consulting on countermeasures with a view to improving the smelter and refiner identification rate).

•	NTT DOCOMO Group exchanged its views with other SEC-registered companies and other organizations to cooperate with regard to initiatives aimed at achieving non-use of conflict minerals in the future.

NTT DOCOMO Group intends to continue to make every effort to identify mines or the locations of the origin of relevant minerals, including the above due diligence procedures.

NTT DOCOMO Group plans to improve its due diligence efforts throughout the 2016 reporting period in order to mitigate the risk of conflict minerals benefiting armed groups, including taking the following steps:

•	undertake further efforts to improve the smelter and refiner identification rate of its suppliers;

•	compare the results of the conflict minerals survey against information obtained from independent conflict-free validation programs such as the CFSI Conflict-Free Smelter Program; and

•	contact smelters and refiners identified as a result of the conflict minerals survey, and request that they obtain conflict-free certification through an industry program such as the CFSI Conflict-Free Smelter Program.